                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December 2003


                           DELTA GALIL INDUSTRIES LTD.
                           ---------------------------
                 (Translation of registrant's name into English)

           TEXTILE BUILDING, 2 KAUFMAN STREET, TEL AVIV 68012, ISRAEL
           ----------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   X   Form 40-F
                                 -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes        No   X
                                  -----     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   ----

Attached hereto and incorporated by reference are copies of:

(1) a translation of an immediate report filed with the Israel Securities Authority on December 9, 2003 relating to the sale of shares by a director;

(2) a translation of an immediate report filed with the Israel Securities Authority on December 16, 2003 relating to the results of a Special General Meeting held on December 16, 2003

(3) a proxy statement for the Special General Meeting Meeting held on December 16, 2003.


This Form 6-K is hereby incorporated by reference into (i) the Registration Statement of F-3 (Registration No. 333-12984) and (ii) three Registration Statements on Form S-8 of Delta Galil Industries Ltd. (Registration Nos. 333-12608, 333-13716 and 333-102247).

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           Delta Galil Industries Ltd.
                                           ---------------------------
                                                  (Registrant)


                                   By:   /s/ Aviram Lahav
                                      --------------------------------
                                   Name: Aviram Lahav
                                   Title:  Chief Financial Officer


Date: December 21, 2003


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